Exhibit 99.100

ImmunoPrecise Reports Revenue of $3.8 Million and Adjusted EBITDA of $932,000 for the First Quarter of Fiscal 2021

VICTORIA, BC, Sept. 29, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) today announced financial results for its fiscal year 2021 first quarter ended July 31, 2020.

Q1 Fiscal 2021 Financial Highlights:

•	Revenue increases by $1.1 million, or 39%, to $3.8 million versus $2.7 million for Q1 2020
•	Gross profit increases by $1.1 million to 64% of revenue vs 51% of revenue for the prior year period.
•	Adjusted EBITDA increases to $932,000 compared to a loss of $481, 000 for the same period last year.
•	Cash on hand is $6.0 million as of July 31, 2020.
•	Warrants exercised after quarter-end through September 28, 2020 provide $9.7 million in cash in exchange for 7.8 million shares of stock, all warrants expiring September 24, 2020 were exercised.

Financial Results

Revenue. The Company achieved revenues of $3,764,977 during the three months ended July 31, 2020, compared to revenues of $2,716,099 during the same quarter in 2019. This represents a 39% increase in revenue for the period. The increasing revenue trend is due to increases in both volume and financial value of client contracts as a result of continued focus on expanding the breadth and depth of services offered, new client onboarding including top pharma companies, and growing its core existing client business.

Gross Margin. During the three months ended July 31, 2020, the Company achieved a gross profit of $2,410,326, compared to $1,376,406 in 2019. This represents a 64% increase compared to 51% for the same period last year.

Net Loss. The Company recorded a net loss of $549,318 during the three months ended July 31, 2020, compared to net loss of $2,012,198 for the three months ended July 31, 2019, primarily due to higher revenue and gross profit as well as an increase in Other Income as a result of research grant awards and government subsidies.

Non-IFRS Measures. * Adjusted EBITDA for the three months ended July 31, 2020 was $932,716 compared to ($481,499) for same period last year. This significant improvement in Adjusted EBITDA is primarily a result of the increase in gross profit and research grant awards and government subsidies.

Warrant Exercises. During the first quarter, 3,305,500 warrants were exercised issuing shares of common stock for $3,566,474 in cash. Subsequent to quarter- end, 7,813,000 warrants were exercised issuing shares of common stock for $9,725,000 in cash. All warrants expiring September 24, 2020 were exercised.

Dr. Jennifer Bath, CEO and President of ImmunoPrecise, commented, “This has been a transformative quarter, both financially and operationally. We achieved solid revenues, as we added new clients and expanded services with our existing clients. As a result, we achieved positive adjusted EBITDA and cash flow from operations. At the same time, we have further strengthened our balance sheet and enhanced our capital structure through the exercise of warrants, providing the opportunity to generate more intellectual property assets.”

“Operationally, we continue to make tremendous progress, advancing programs both with our clients as well as our proprietary COVID-19 programs. We recently announced an important research collaboration with Zymeworks Inc., providing us access to their Zymeworks’ Azymetric™ and EFECT™ platforms for the further development of multiple antibody candidates to fight COVID-19. Most recently, we announced the initiation of pre-clinical vaccine trials against SARS-CoV-2 together with LiteVax BV (Oss, the Netherlands). Overall, we are rapidly advancing our Polytope™ Therapy and Vaccine programs, which we believe represent the most comprehensive and diverse antibody cocktail approach globally.”

“Given our financial and operational progress, we felt this was the appropriate time to commence our NASDAQ listing process. As the world’s pre-eminent exchange for biotech and pharma companies, we believe a NASDAQ listing will provide us greater exposure within the investment community as we execute on key upcoming milestones.”

IPA periodically provides information for investors on its corporate website, ImmunoPrecise.com. This includes press releases and other information on financial performance, reports filed or furnished with the TSX, information on corporate governance and details related to its annual meeting of shareholders. Reports filed or furnished with the TSX can be found at sedar.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a leading, global, technology platform company with full service, end-to-end solutions that empower pharmaceutical companies across the globe to discover, develop, optimize, engineer and manufacture treatments against any disease. The Company’s experience, cutting-edge technologies and focus on intense scientific rigor enables unparalleled support of its partners in their quest to bring innovative treatments to the clinic. With ImmunoPrecise’s industry-leading technologies, fully integrated project management platform, and one-stop service offerings, the Company dramatically reduces the time required for, and the inherent risk associated with, conventional multi-vendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal period ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

*Non-IFRS Financial Measure

Readers are cautioned that “Adjusted EBITDA” is a measure not recognized under IFRS. Adjusted EBITDA is defined as earnings before interest income, taxes, depreciation and amortization, share-based compensation, restructuring costs, impairment charges and other non-recurring gains or losses. Management believes Adjusted EBITDA is a useful measure that facilitates period-to-period operating comparisons. Readers are cautioned that “Adjusted EBITDA” is not an alternative to measures determined in accordance with IFRS and should not, on its own, be construed as indicator of performance, cash flow or profitability.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederic Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 09:10e 29-SEP-20